FEDERAL INSURANCE COMPANY Endorsement No: 12 Bond Number: 82268651

NAME OF ASSURED:   FAIRHOLME FUNDS, INC.

AMEND NAME OF ASSURED ENDORSEMENT

It is agreed that NAME OF ASSURED of the DECLARATIONS for this Bond is amended to include the following:

2601 NE 2nd Avenue

Miami, FL 33137

This Endorsement applies to loss discovered after 12:01 a.m. on September 26, 2018.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: September 27, 2018

ICAP Bond Form 17-02-6272 (Ed. 8-04)	Page 1